Exhibit 99.3

Globant S.A.

Selected Investor Presentation Slides

Forward-Looking Statements

In addition to historical information, the following slides might contain “forward-looking statements” relating to Globant S.A. (the “Company”) that are based on the current beliefs of its management, expectations and projections of future events as well as assumptions made and information currently available to the Company. Such forward looking statements, as well as those included in any other material discussed at any management presentation, reflect the current views of the Company with respect to future events and are subject to risks, uncertainties and assumptions about the Company and its subsidiaries, including, among other things, its future financial position and results of operations, strategy, plans, objectives, goals and targets, future developments in the markets in which the Company operates or is seeking to operate or anticipated regulatory changes in the markets in which it operates or intends to operate. In light of these risks, uncertainties and assumptions, the events or circumstances referred to in the forward-looking statements may not occur. None of the future projections, expectations, estimates or prospects in the following slides should be taken as forecasts or promises nor should they be taken as implying any indication, assurance or guarantee that the assumptions on which such future projections, expectations, estimates or prospects have been prepared are correct or exhaustive or, in the case of the assumptions, fully stated in the presentation. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others: the extent to which the COVID-19 outbreak and measures taken in response thereto impact our business, results of operations and financial condition will depend on future developments, which are highly uncertain and are difficult to predict; if we are unable to maintain the current resource utilization rates and productivity levels, our revenues, profit margins and results of operations may be adversely affected; if we are unable to manage attrition and attract and retain highly-skilled IT professionals, our operating efficiency and productivity may decrease, and we may not have the necessary resources to maintain client relationships and expand our business; if the pricing structures we use for our client contracts are based on inaccurate expectations and assumptions regarding the cost and complexity of performing our work, our contracts could be unprofitable, which could adversely affect our results of operations, financial condition and cash flows from operation; if we are unable to achieve anticipated growth, our revenues, results of operations, business and prospects may be adversely affected; if we are unable to effectively manage the rapid growth of our business, our management personnel, systems and resources could face significant strains, which could adversely affect our operations; if we were to lose the services of our senior management team or other key employees, our business operations, competitive position, client relationships, revenues and results of operation may be adversely affected; if we do not continue to innovate and remain at the forefront of emerging technologies and related market trends, we may lose clients and not remain competitive, which could cause our results of operations to suffer; if any of our largest clients terminates, decreases the scope of, or fails to renew its business relationship or short-term contract with us, our revenues, business and results of operations may be adversely affected; global economic and political conditions could have a material adverse effect on our revenues, margins, results of operations and financial condition; and; uncertainty concerning the current economic, political and social environment in Latin America may have an adverse impact on capital flows or other relevant variables and could adversely affect our business, financial condition and results of operations and various other factors described under “Item 3. Key Information—D. Risk Factors” in our 2020 Form 20-F.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted. No one intends, or assumes any obligations, to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. As a result of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements as a prediction of actual results or otherwise.

Non-IFRS Financial Measures

The following slides include certain financial measures that are not calculated in accordance with International Financial Reporting Standards (“non-IRFS financial measures”), which have not been subject to audit. These non-IFRS financial measures are provided as additional information to enhance an overall understanding of the historical and current financial performance of our operations. We believe these measures help illustrate underlying trends in our business and use such measures to establish budgets and operational goals, communicated internally and externally, for managing our business and evaluating our performance. These non-IFRS financial measures should not be considered as substitutes for or superior to IFRS results. In addition, our calculation of these non-IFRS financial measures may be different from the calculation used by other companies, and therefore comparability is limited.

The information and opinions contained in this presentation are provided as of the date of this report and are subject to verification, completion and change without notice.

The following slides should not be considered as a recommendation by the Company or any of its advisers and/or agents that any person should subscribe for or purchase any securities of the Company.

At a Glance

Key Statistics

$814M
2020 total Revenue

26.4%
2014 – 2020 Revenue CAGR

$64k
LTM Q1'21 annual Revenue per IT Professional

39.6%
Q1'21 Adj. Gross Profit Margin Percentage

16.6%
Q1'21 Adj. Profit from Operations Margin Percentage

17,267
Total Employees as of Mar 31, 2021

798
2020 Total Active Customers Served

129
2020 Customers with over $1M in Annual Revenue

90%
of 2020 Revenue from Existing Customers in 2019

Note: Adjusted Gross Profit Margin Percentage excludes depreciation and amortization and share-based compensation expense. Adjusted Profit from Operations Margin Percentage excludes share-based compensation expense, impairment of assets and acquisition-related charges.
Revs per IT Prof: Sum of annual Revs / average (IT Prof for Q1'20; IT Prof Q1'21)
Total Active Customers Served: Clients generating > $0 Revenues between 01-01-2020 and 12-31-2020
Customers with over $1M in Annual Revenue: Clients generating > $1M Revenues between 01-01-2020 and 12-31-2020

Global Delivery Model

Multiple offices in 36 cities throughout 18 countries

Revenue by Geography (Q1'21)

- North America
- LatAm and Others
- Europe
- Asia



1%
12%
24%
63%

Headcount Distribution (as of Mar'21)

- Argentina
- Colombia
- Other LatAm
- India
- USA & Europe



8%
12%
28%
29%
23%

Globant

2014 2015 2016 2017 2018 2019 2020 200 254 323 413 522 6 5 9 659 Q1’21 814 Significant Revenue Growth Clients with Revenues >$1M Client Revenue Contribution (%) Revenue ($M) Average Revenue by Client ($M) Top 10 Top 20 CAGR (‘14 - ’20): 26.4% CAGR: 25.6% CAGR: 24.0% YoY: 41.0% Clients 2014 2015 2016 2017 2018 2019 2020 Q1’21 Top 1 9 12 10 10 11 11 11 11 Top 5 27 33 34 29 32 26 31 28 Top 10 44 47 47 42 44 39 42 41 201 4 201 5 201 6 201 7 201 8 201 9 202 0 46 51 60 82 90 107 129 LTM Q1’21 139 192 270 2014 2015 2016 2017 2018 2019 2020 8.8 6.1 11.9 7.7 15.0 9.7 17.3 11.4 23.0 15.1 26.0 17.5 34.3 22.1 Q1’20

Increasing # of multi million $ accounts Annual revenues of select top 20 customers, part of our 100 2 strategy 2015 2014 ● Studio cross - selling ● POD model penetration ● Increasing number of projects 100 squared strategy: ● Dedicated onsite teams ● Strategic partner ● Increased visibility 2016 $20M+ 0 1 2 3 5 7 7 $10M+ 2 5 6 9 9 14 13 $5M+ 10 10 11 18 21 26 32 $1M+ 46 51 60 82 90 107 129 Customer A 31 42 59 74 89 Customer B 12 13 15 23 39 Customer C 0 1 10 18 21 Customer D 9 11 12 14 18 Customer E 1 1 3 5 9 2017 2018 2017 2016 2018 2019 2019 2020 2020 Strong ability to develop accounts (In $M)

Reconciliation of adjusted gross profit Three months ended March 31 Year ended December 31 2021 2020 2020 2019 2018 Gross Profit 103,197 72,203 304,327 254,161 203,756 Depreciation and amortization expense 2,801 2,290 9,759 7,350 4,022 Share - based compensation expense 1,015 1,121 4,109 4,976 4,248 Adjusted gross profit 107,013 75,614 318,195 266,487 212,026 Adjusted gross profit margin 39.6% 39.5% 39.1% 40.4% 40.6% Reconciliation of IFRS to Non IFRS

Reconciliation of adjusted selling, general and Three months ended March 31 Year ended December 31 administrative expenses 2021 2020 2020 2019 2018 Selling, general and administrative expenses - 71,891 - 51,872 - 217,222 - 172,478 - 133,187 Depreciation and amortization expenses 9,838 4,894 22,691 16,905 16,521 Share - based compensation expenses 7,682 5,158 20,519 14,912 8,665 Acquisition - related expenses (a) 2,634 2,758 10,096 9,571 3,516 COVID - 19 - related expenses (b) - - - 613 - - Adjusted selling, general and administrative expenses - 51,737 - 39,062 - 164,529 - 131,090 - 104,485 Adjusted selling, general and administrative expenses as % of revenues - 19.1% - 20.4% - 20.2% - 19.9% - 20.0%

Reconciliation of Adjusted Three months ended March 31 Year ended December 31 Profit from Operations 2021 2020 2020 2019 2018 Profit from Operations 30,218 18,714 83,942 80,735 66,794 Share - based compensation expense 8,697 6,279 24,628 19,888 12,913 Impairment of tax credits - - - 8 - - Acquisition - related expenses (a) 6,074 3,162 12,754 10,695 4,273 COVID - 19 related expenses (b) - 1,716 2,582 - - Impairment of assets (c) - 11 - 83 673 354 Adjusted Profit from operations 44,978 29,871 123,981 111,991 84,334 Adjusted Profit from operations margin 16.6% 15.6% 15.2% 17.0% 16.1%

Reconciliation of adjusted net income Three months ended March 31 Year ended December 31 2021 2020 2020 2019 2018 Net Income for the period 21,667 13,170 54,217 54,015 51,596 Share - based compensation expense 8,697 6,279 24,628 19,888 12,913 Acquisition related expenses (a) 6,653 3,217 15,796 11,518 - 2,177 COVID - 19 - related expenses (b) - 1,716 2,582 - - Impairment of assets (c) - 11 - 83 673 1,154 Impairment of tax credits - - - 8 - - Expenses related to secondary share offering (d) - - - - 251 Tax effect on non - IFRS adjustments (e) - 2,759 - 1,933 - 6,712 - 5,443 - 3,388 Adjusted net income 34,247 22,449 90,586 80,651 60,349 Adjusted net income margin 12.7% 11.7% 11.1% 12.2% 11.6% Calculation of Adjusted Diluted EPS Adjusted Net Income 34,247 22,449 90,586 80,651 60,349 Diluted shares 41,157 38,093 39,717 37,674 36,685 Adjusted Diluted EPS 0.83 0.59 2.28 2.14 1.65

Reconciliation of IFRS to Non IFRS

Financial Measures

Notes:

(a) Acquisition-related expenses include, when applicable, amortization of purchased intangible assets included in depreciation and amortization expense line on our consolidated statements of comprehensive income, external deal costs, acquisition-related retention bonuses, integration costs, changes in the fair value of contingent consideration liabilities, expenses for impairment of acquired intangible assets and other acquisition-related costs.

(b) COVID-19 related expenses include, when applicable, bad debt provision related to the effect of the COVID-19 pandemic on our clients' businesses, donations and other expenses directly attributable to the pandemic that are both incremental to expenses incurred prior to the outbreak and not expected to recur once the crisis has subsided and operations return to normal and clearly separable from normal operations. Moreover, these expenses also include rent concessions that we were granted due to the pandemic environment.

(c) Impairment of assets, net of recoveries includes, when applicable, expenses for impairment of intangible assets, expenses for impairment of investments in associates and expenses for impairment of tax credits, net of recoveries.

(d) Expenses related to secondary share offering include expenses related to the secondary offering in the United States of our common shares held WPP Luxembourg Gamma Three S.à.r.l. in 2018.

(e) Non-IFRS Adjusted net income and adjusted Diluted EPS for 2021, 2020, 2019 and 2018 reflect the tax impact of non-IFRS adjustments. Non-IFRS Adjusted net income and adjusted Diluted EPS for 2020, 2019 and 2018 previously presented were recast to conform to the current presentation.

Reconciliation of IFRS to Non IFRS

Financial Measures

Overview

To supplement our financial measures prepared in accordance with IFRS, we use certain non-IFRS financial measures including (i) adjusted diluted earnings per share ("EPS"), (ii) adjusted net income, (iii) adjusted gross profit, (iv) adjusted selling, general and administrative ("SG&A") expenses, and (v) adjusted profit from operations. These measures do not have any standardized meaning under IFRS, and other companies may use similarly titled non-IFRS financial measures that are calculated differently from the way we calculate such measures. Accordingly, our non-IFRS financial measures may not be comparable to similar non-IFRS measures presented by other companies. We caution investors not to place undue reliance on such non-IFRS measures, but instead to consider them with the most directly comparable IFRS measures. Non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation. They should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with IFRS.

The reconciliations of these non-IFRS measures to the most directly comparable financial measures calculated and presented in accordance with IFRS are shown in the tables above. We use these non-IFRS measures in the evaluation of our performance and our consolidated financial results. We believe these non-IFRS measures may be useful to investors in their assessment of our operating performance and the valuation of our company. In addition, these non-IFRS measures address questions we routinely receive from analysts and investors and, in order to assure that all investors have access to similar data, we have determined that it is appropriate to make this data available to all investors.

Adjusted Gross Profit and Adjusted SG&A Expenses

We utilize non-IFRS measures of adjusted gross profit and adjusted SG&A expenses as supplemental measures for period-to-period comparisons. Adjusted gross profit and adjusted SG&A expenses are most directly comparable to the IFRS measures of gross profit and selling, general and administrative expenses, respectively. Our non-IFRS measures of adjusted gross profit and adjusted SG&A expenses exclude the impact of certain items, such as depreciation and amortization expense, share-based compensation expense and, only with respect to adjusted SG&A expenses, acquisition-related expenses and COVID-19 related expenses.

Adjusted Profit from Operations

We utilize the non-IFRS measure of adjusted profit from operations as a supplemental measure for period-to-period comparisons. Adjusted profit from operations is most directly comparable to the IFRS measure of profit from operations. Adjusted profit from operations excludes the impact of certain items, such as share-based compensation expense, impairment of non-financial assets, net of recoveries, acquisition-related expenses and COVID-19 related expenses.

Adjusted Diluted EPS and Adjusted Net Income

We utilize non-IFRS measures of adjusted diluted EPS and adjusted net income for strategic decision making, forecasting future results and evaluating current performance. Adjusted diluted EPS and adjusted net income are most directly comparable to the IFRS measures of EPS and net income, respectively. Our non-IFRS measures of adjusted diluted EPS and adjusted net income exclude the impact of certain items, such as acquisition-related expenses, impairment of non-financial assets, net of recoveries, share-based compensation expense, COVID-19 related expenses, and the related effect on income taxes of the pre-tax adjustments.